FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 11/6/2012

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2012 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: November 6, 2012

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Results for the Third Quarter and First Nine Months of 2012

Luxembourg, November 6, 2012 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and nine months ended September 30, 2012.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Third Quarter 2012 Results

  [1]                    [2]

	3Q 2012[1]	2Q 2012[1]		3Q 2011[2]

Shipments (tons)	2,265,000	2,173,000	4%	2,325,000	-3%
Net Sales (USD million)	2,198.0	2,157.2	2%	2,455.2	-10%
Operating Income (USD million)	252.5	257.6	-2%	349.1	-28%
EBITDA (USD million)	339.9	348.0	-2%	447.6	-24%
EBITDA Margin (% of net sales)	15%	16%		18%
EBITDA per Ton, Flat & Long Steel (USD)	149	160		188
Net Foreign Exchange Result (USD million)	0.7	0.3		(257.2)
Net Income (USD million)	146.6	125.1		23.4
Equity Holders' Net Income (USD million)	122.6	110.8		6.4
Earnings per ADS (USD)	0.62	0.56		0.03

• EBITDA3 of USD339.9 million in the third quarter 2012, slightly lower than EBITDA in the second quarter 2012, as lower revenue per ton offset the positive impact of higher volume.

• Earnings per American Depositary Share (ADS)4 of USD0.62 in the third quarter 2012, compared to USD0.56 in the second quarter 2012.

• Net debt position of USD1.8 billion at the end of September 2012, down from USD1.9 billion at the end of June 2012.

1 Ternium changed prospectively the functional currency of its Mexican subsidiaries to the US dollar, effective as of January 1, 2012.  For all periods prior to January 1, 2012, the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

2 In accordance with changes introduced by applicable IFRS, certain comparative amounts have been reclassified to conform to the deconsolidation of Peña Colorada, effective as of January 1, 2012.  Peña Colorada was proportionally consolidated until December 31, 2011.

3 EBITDA in the third quarter 2012 equals operating income of USD252.5 million adjusted to exclude depreciation and amortization of USD87.4 million.

4 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the third quarter 2012 was USD252.5 million, slightly lower than operating income in the second quarter 2012, mainly as a result of a USD21 decrease in revenue per ton partially offset by a 91,000 ton increase in shipments. Ternium’s net income in the third quarter 2012 was USD146.6 million, an increase of USD21.4 million compared to net income in the second quarter 2012.

Operating income in the third quarter 2012 was USD96.6 million lower than in the third quarter 2011 due to a USD78 decrease in revenue per ton and a 61,000 ton decrease in shipments, partially offset by a USD40 decrease in operating cost per ton5 mainly related to lower raw material and purchased slab costs.  Net income in the third quarter 2012 was USD123.1 million higher year-over-year mainly due to USD278.7 million lower net financial expenses, partially offset by the above mentioned lower operating income and a consequently higher income tax expense. This decrease in net financial expenses was principally due to the change in the functional currency of Ternium’s Mexican subsidiaries, effective as of January 1, 2012, as there was no impact of the Mexican Peso fluctuation on Ternium’s Mexican subsidiary’s US dollar denominated debt in the third quarter 2012, while there was a USD257.2 million net foreign exchange non-cash loss in the third quarter 2011.

Summary of Results for First Nine Months of 2012

	9M 2012[1]	9M 2011[1]

Shipments (tons)	6,600,000	6,670,000	-1%
Net Sales (USD million)	6,537.1	6,922.3	-6%
Operating Income (USD million)	793.2	980.4	-19%
EBITDA (USD million)	1,059.9	1,282.7	-17%
EBITDA Margin (% of net sales)	16%	19%
EBITDA per Ton, Flat & Long Steel (USD)	160	188
Net Foreign Exchange Result (USD million)	7.8	(164.1)
Net Income (USD million)	462.2	513.5
Equity Holders' Net Income (USD million)	393.0	408.8
Earnings per ADS (USD)	2.00	2.08

  EBITDA 6 of USD1.1 billion in the first nine months of 2012, down 17% compared to EBITDA in the previous year, mainly as a result of lower revenue per ton, partially offset by a lower operating cost per ton.
  Earnings per ADS 7 of USD2.00 in the first nine months of 2012, USD0.07 lower than in the first nine months of 2011, mainly due to a lower operating income, partially offset by lower net financial expenses.

5 Flat and long steel products operating cost per ton is equal to flat and long steel products cost of sales plus flat and long steel products SG&A, divided by shipments.

6  EBITDA in the first nine months of 2012 equals operating income of USD793.2 million adjusted to exclude depreciation and amortization of USD266.7 million.

7 Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776 in the first nine months of 2012 and 1,970,097,533 in the first nine months of 2011.

Ternium’s operating income in the first nine months of 2012 was USD187.1 million lower than its operating income in the first nine months of 2011, mainly as a result of a USD39 lower revenue per ton partially offset by a USD14 lower operating cost per ton mainly related to lower raw material and purchased slab costs.

Ternium’s net income in the first nine months of 2012 was USD462.2 million, a decrease of USD51.3 million year-over-year, mainly due to the above mentioned USD187.1 million lower operating income partially offset by a USD143.5 million lower net financial expense and a consequently lower income tax expense.  This change in net financial results was principally related to lower net foreign exchange non-cash losses due to the aforementioned change in the functional currency of Ternium’s Mexican subsidiaries and a better result from changes in fair value of derivative instruments, partially offset by higher net interest expenses due to a higher net indebtedness.

Outlook

Ternium expects steel demand in the Americas to increase in 2013 as a result of gradually improving market conditions in North America and Brazil.  In the fourth quarter, the company anticipates shipments to remain relatively stable compared to the third quarter of 2012, with a lower steel production level in Argentina as a result of the outage for repairs of a blast furnace.  Ternium expects reduced operating income in the last quarter of the year compared to the third quarter of 2012 mainly due to lower average prices in the North America Region and higher operating costs.

Analysis of Third Quarter 2012 Results

Net income attributable to Ternium’s equity holders in the third quarter 2012 was USD122.6 million, compared to USD6.4 million in the third quarter 2011.   Including non-controlling interest, net income for the third quarter 2012 was USD146.6 million, compared to USD23.4 million in the third quarter 2011.  Earnings per ADS in the third quarter 2012 were USD0.62, compared to USD0.03 in the third quarter 2011.

Net sales in the third quarter 2012 were USD2.2 billion, 10% lower than net sales in the third quarter 2011.  Shipments of flat and long products were 2.3 million tons in the third quarter 2012, 3% lower compared to shipments in the third quarter 2011, with lower shipments in the South & Central America Region being offset by higher shipments in the North America Region.  Revenue per ton shipped was USD967 in the third quarter 2012, a 7% decrease compared to the third quarter 2011.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the third quarter 2012 and the third quarter 2011:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	3Q 2012	3Q 2011	Dif.	3Q 2012	3Q 2011	Dif.	3Q 2012	3Q 2011	Dif.

North America	1,247.5	1,326.6	-6%	1,384.2	1,338.5	3%	901	991	-9%
South & Central America	940.0	1,098.9	-14%	876.4	980.2	-11%	1,073	1,121	-4%
Europe & other	2.4	4.3		3.9	6.6		616	646

Total flat and long products	2,189.9	2,429.8	-10%	2,264.5	2,325.4	-3%	967	1,045	-7%

Other products (*)	8.1	25.4	-68%

Total net sales	2,198.0	2,455.2	-10%

(*) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD1.2 billion in the third quarter 2012, a decrease of 6% compared to the same period in 2011 mainly due to lower revenue per ton, partially offset by higher shipments.  Shipments in the region totaled 1.4 million tons during the third quarter 2012, or 3% higher than in the same period in 2011.  Revenue per ton shipped in the region decreased 9% to USD901 in the third quarter 2012 over the same quarter in the third quarter 2011.

Flat and long product sales in the South & Central America Region were USD940.0 million during the third quarter 2012, a decrease of 14% compared to the same period in 2011 mainly as a result of lower shipments and lower revenue per ton.  Shipments in the region totaled 876,000 tons during the third quarter 2012, or 11% lower than in the third quarter 2011.  Revenue per ton shipped in the region was USD1,073 in the third quarter 2012, a decrease of 4% compared to the same quarter in 2011.

Sales of other products totaled USD8.1 million during the third quarter 2012, USD17.3 million lower than in the third quarter 2011, mainly as a result of lower iron ore sales.

Cost of sales was USD1.8 billion in the third quarter 2012, a decrease of USD137.1 million, or 7%, compared to the third quarter 2011.  This was due to a USD150.7 million, or 10%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material costs and lower sales volumes, partially offset by a USD13.6 million increase in other costs, including a USD20.1 million increase in maintenance expenses, related in part to repairs in a blast furnace in Argentina, a USD5.4 million increase in labor costs and a USD7.4 million decrease in depreciation of property, plant and equipment and amortization of intangible assets.

During the third quarter 2012, there were higher expenditures included in the cost of sales related to the replacement of staves under a scheduled repair of Siderar’s Blast Furnace #2. At the beginning of October, there were certain problems during the last stage of this repair works and, as a result of this, the blow-in process was interrupted. Due to these problems, Blast Furnace #2 will need an extraordinary repair that will take between three and four months to be completed. Lost production will be replaced with purchases of slabs and hot rolled coils from third parties in order not to affect market supply.

Selling, General & Administrative (SG&A) expenses in the third quarter 2012 were USD197.6 million, or 9.0% of net sales, a decrease of USD18.1 million compared to the third quarter 2011, including a USD4.2 million decrease in freight and transportation expenses, a USD3.7 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD3.8 million decrease in taxes and a USD3.5 million decrease in maintenance expenses.

Operating income in the third quarter 2012 was USD252.5 million, or 11.5% of net sales, compared to operating income of USD349.1 million, or 14.2% of net sales, in the third quarter 2011.

	Flat steel products		Long steel products		Other		Total
USD million	3Q 2012	3Q 2011	3Q 2012	3Q 2011	3Q 2012	3Q 2011	3Q 2012	3Q 2011

Net Sales	1,852.2	2,098.5	337.8	331.3	8.1	25.4	2,198.0	2,455.2
Cost of sales	(1,495.0)	(1,645.9)	(250.3)	(228.6)	(6.1)	(14.0)	(1,751.4)	(1,888.6)
SG&A expenses	(171.4)	(186.2)	(24.5)	(26.7)	(1.7)	(2.8)	(197.6)	(215.7)
Other operating income (expenses), net	2.5	(1.0)	1.1	(0.8)	0.0	(0.1)	3.6	(1.8)

Operating income	188.2	265.4	64.0	75.2	0.2	8.5	252.5	349.1

Flat steel products segment

Operating income for the flat steel products segment was USD188.2 million in the third quarter 2012, a decrease of USD77.1 million compared to the third quarter 2011, reflecting lower sales and operating costs.  Sales of flat products in the third quarter 2012 decreased 12% compared to the third quarter 2011, reflecting a decrease in shipments and revenue per ton shipped, mainly due to lower steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2012	3Q 2011	Dif.	3Q 2012	3Q 2011	Dif.	3Q 2012	3Q 2011	Dif.

North America	998.2	1,084.1	-8%	1,059.7	1,038.4	2%	942	1,044	-10%
South & Central America	851.5	1,010.1	-16%	780.4	887.7	-12%	1,091	1,138	-4%
Europe & other	2.4	4.3		3.9	6.6		616	646

Total flat products	1,852.2	2,098.5	-12%	1,844.0	1,932.7	-5%	1,004	1,086	-7%

Operating cost decreased 9%, reflecting lower sales volumes and a decrease in operating cost per ton mainly from lower raw material costs.

Long steel products segment

Operating income for the long steel products segment was USD64.0 million in the third quarter 2012, a decrease of USD11.2 million compared to the third quarter 2011, reflecting lower revenue per ton partially offset by higher shipments.  Sales of long products in the third quarter 2012 were 2% higher than in the third quarter 2011.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2012	3Q 2011	Dif.	3Q 2012	3Q 2011	Dif.	3Q 2012	3Q 2011	Dif.

North America	249.2	242.5	3%	324.6	300.1	8%	768	808	-5%
South & Central America	88.5	88.7	-0%	96.0	92.6	4%	922	959	-4%
Europe & other	-	-		-	-		-	-

Total long products	337.8	331.3	2%	420.5	392.7	7%	803	844	-5%

Operating cost increased 8%, reflecting higher shipments and stable operating cost per ton.

EBITDA in the third quarter 2012 was USD339.9 million, or 15.5% of net sales, compared with USD447.6 million, or 18.2% of net sales, in the third quarter 2011.

Net financial results were a USD33.8 million loss in the third quarter 2012, compared with a USD312.4 million loss in the third quarter 2011.

During the third quarter 2012, Ternium’s net interest results totaled a loss of USD31.8 million, higher than a loss of USD21.1 million in the third quarter 2011, mainly reflecting higher net indebtedness and weighted average cost of debt.

Net foreign exchange result was a gain of USD0.7 million in the third quarter 2012 compared to a loss of USD257.2 million in the third quarter 2011.  The third quarter 2011 loss was primarily due to the impact of the Mexican Peso’s 13.4% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Change in fair value of financial instruments included in net financial results in the third quarter 2012 was a USD1.1 million gain, compared with a USD30.7 million loss in the third quarter 2011.  These results were mainly related to certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate for the interest rate charges derived from its Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a loss of USD6.3 million in the third quarter 2012, compared to a gain of USD1.5 million in the third quarter 2011.  Equity in results of non-consolidated companies in the third quarter 2012 included an USD8.2 million loss related to Ternium’s acquisition during the first quarter 2012 of an equity stake in Usiminas, which is accounted for under the equity method, and an USD 2.0 million gain related to the company’s participation in Peña Colorada.

Income tax expense in the third quarter 2012 was USD65.9 million, or 31% of income before income tax, compared with an income tax expense of USD14.7 million in the same period in 2011, or 39% of income before income tax. Income tax in the third quarter 2011 included a non-recurrent non-cash charge of USD4.4 million due to an unfavorable resolution on a tax-related dispute in Mexico.

Net income attributable to non-controlling interest in the third quarter 2012 was USD23.9 million, compared to USD17.0 million in the same period in 2011, mainly due to a higher result attributable to non-controlling interest in Ternium México partially offset by a lower result attributable to non-controlling interest in Siderar.

Analysis of Results for First Nine Months of 2012

Net income attributable to the Company’s equity holders in the first nine months of 2012 was USD393.0 million, compared to USD408.8 million in the first nine months of 2011.  Including non-controlling interest, net income in the first nine months of 2012 was USD462.2 million, compared to USD513.5 million in the first nine months of 2011.  Earnings per ADS were USD2.00 in the first nine months of 2012, compared to USD2.08 in the first nine months of 2011.

Net sales were USD6.5 billion in the first nine months of 2012, 6% lower than net sales in the first nine months of 2011.  Shipments of flat and long products were 6.6 million tons in the first nine months of 2012, or 1% lower compared to shipments in the first nine months of 2011, with lower shipments in South & Central America partially offset by higher shipments in North America.  Revenue per ton shipped was USD987 in the first nine months of 2012, a 4% decrease compared to the first nine months of 2011, mainly as a result of lower flat steel prices in Mexico.

The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for the first nine months of 2012 and 2011:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)

	9M 2012	9M 2011	Dif.	9M 2012	9M 2011	Dif.	9M 2012	9M 2011	Dif.

North America	3,773.9	3,801.5	-1%	4,059.2	3,845.5	6%	930	989	-6%
South & Central America	2,734.6	3,025.0	-10%	2,529.7	2,797.6	-10%	1,081	1,081	0%
Europe & other	7.1	19.8		11.1	26.6		642	744

Total flat and long products	6,515.6	6,846.3	-5%	6,600.0	6,669.7	-1%	987	1,026	-4%

Other products (*)	21.5	76.0	-72%

Total net sales	6,537.1	6,922.3	-6%

(*) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat and long products in the North America Region were USD3.8 billion in the first nine months of 2012, a decrease of 1% compared to the first nine months of 2011, mainly due to lower revenue per ton, partially offset by higher shipments.  Shipments in the region totaled 4.1 million tons in the first nine months of 2012, a 6% increase compared to the first nine months of 2011.  Revenue per ton shipped in the region decreased 6% to USD930 in the first nine months of 2012 over the first nine months of 2011.

Flat and long product sales in the South & Central America Region were USD2.7 billion in the first nine months of 2012, a decrease of 10% compared to the first nine months of 2011, due to lower shipments.  Shipments in the region totaled 2.5 million tons in the first nine months of 2012, or 10% lower than in the first nine months of 2011.  Revenue per ton shipped was USD1,081, which was stable compared to the same period in 2011.

Sales of other products were USD21.5 million in the first nine months of 2012, compared to USD76.0 million in the first nine months of 2011, a reduction mainly related to lower iron ore sales.

Cost of sales was USD5.1 billion in the first nine months of 2012, a decrease of USD153.3 million, or 3%, compared to the first nine months of 2011.  This was due to a USD173.1 million, or 4%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material costs and lower sales volumes, partially offset by a USD19.8 million increase in other costs, including a USD37.7 million increase in maintenance expenses, an USD18.0 million increase in labor costs and a USD23.5 million decrease in depreciation of property, plant and equipment and amortization of intangible assets.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2012 were USD612.2 million, or 9.4% of net sales, a decrease of USD26.0 million compared to the first nine months of 2011, including a USD12.2 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, a USD9.5 million decrease in freight and transportation expenses and a USD7.8 million decrease in maintenance expenses, partially offset by a USD8.3 million increase in labor expenses.

Operating income in the first nine months of 2012 was USD793.2 million, or 12% of net sales, compared to operating income of USD980.4 million, or 14% of net sales, in the first nine months of 2011.

	Flat steel products		Long steel products		Other		Total
USD million	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011

Net Sales	5,508.2	5,935.3	1,007.4	911.0	21.5	76.0	6,537.1	6,922.3
Cost of sales	(4,377.1)	(4,599.2)	(744.6)	(652.8)	(17.7)	(40.7)	(5,139.4)	(5,292.7)
SG&A expenses	(522.9)	(550.8)	(84.2)	(78.3)	(5.1)	(9.1)	(612.2)	(638.2)
Other operating income (expenses), net	4.8	(14.2)	3.0	3.0	0.0	0.2	7.8	(11.0)

Operating income (expenses)	613.0	771.1	181.5	182.9	(1.3)	26.3	793.2	980.4

Flat steel products segment

The flat steel products segment’s operating income was USD613.0 million in the first nine months of 2012, a decrease of USD158.1 million compared to the first nine months of 2011, reflecting lower sales and operating cost.  Sales of flat products in the first nine months of 2012 decreased 7% compared to the first nine months of 2011, reflecting a 3% decrease in shipments, due to lower shipments in the South & Central America Region partially offset by higher shipments in the North America Region, and a 4% decrease in revenue per ton shipped, mainly due to lower prices in the North America Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2012	9M 2011	Dif.	9M 2012	9M 2011	Dif.	9M 2012	9M 2011	Dif.

North America	3,033.9	3,157.1	-4%	3,114.0	3,032.6	3%	974	1,041	-6%
South & Central America	2,467.3	2,758.3	-11%	2,244.3	2,488.5	-10%	1,099	1,108	-1%
Europe & other	7.0	19.8		10.8	26.6		642	744

Total flat products	5,508.2	5,935.3	-7%	5,369.1	5,547.7	-3%	1,026	1,070	-4%

Operating cost decreased 5%, reflecting lower sales volumes and a decrease in operating cost per ton mainly from lower raw material costs.

Long steel products segment

The long steel products segment’s operating income was USD181.5 million in the first nine months of 2012, stable when compared to operating income in the first nine months of 2011, reflecting higher sales and operating costs.  Sales of long products in the first nine months of 2012 increased 11% compared to the first nine months of 2011, reflecting a 10% increase in shipments, due to higher shipments in the North America Region partially offset by lower shipments in the South & Central America Region, and a 1% increase in revenue per ton.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2012	9M 2011	Dif.	9M 2012	9M 2011	Dif.	9M 2012	9M 2011	Dif.

North America	740.0	644.3	15%	945.3	812.9	16%	783	793	-1%
South & Central America	267.2	266.7	0%	285.4	309.0	-8%	936	863	8%
Europe & other	0.2	0.0		0.3	0.0		623	1,507

Total long products	1,007.4	911.0	11%	1,230.9	1,122.0	10%	818	812	1%

Operating cost in the first nine months of 2012 increased 13% year-over-year, reflecting higher sales volumes and an increase in operating cost per ton mainly related to higher raw material costs.

EBITDA in the first nine months of 2012 was USD1.1 billion, or 16.2% of net sales, compared to USD1.3 million, or 18.5% of net sales, in the first nine months of 2011.

Net financial results were an USD88.6 million loss in the first nine months of 2012, compared with a USD232.2 million loss in the first nine months of 2011.

In the first nine months of 2012, Ternium’s net interest results totaled a USD97.6 million loss, a USD62.8 million higher loss than in the first nine months of 2011, mainly reflecting higher net indebtedness and weighted average cost of debt.

Net foreign exchange result was a gain of USD7.8 million in the first nine months of 2012 compared to a USD164.1 million loss in the first nine months of 2011.  The first nine months of 2011 loss was primarily due to the impact of the Mexican Peso’s 8.6% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This non-cash result was offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt was not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  Prior to January 1, 2012, Ternium’s Mexican subsidiaries used the Mexican Peso as functional currency, their financial statements were prepared in Mexican Pesos and foreign exchange results were registered on their net non-Mexican Peso positions whenever the Mexican Peso revaluated or devaluated in relation to those other currencies.

Change in fair value of financial instruments included in net financial results in the first nine months of 2012 was an USD11.7 million gain, compared with a USD24.2 million loss in the first nine months of 2011.  These results were mainly related to certain derivative instruments entered into by Ternium’s Argentine subsidiary Siderar to compensate for the interest rate charges derived from its Argentine Peso denominated financial debt.

Equity in results of non-consolidated companies was a loss of USD9.3 million in the first nine months of 2012, compared to a gain of USD7.5 million in the first nine months of 2011.  Equity in results of non-consolidated companies in the first nine months of 2012 included an USD18.8 million loss related to Ternium’s acquisition of an equity stake in Usiminas, which is accounted for under the equity method, and a USD9.3 million gain related to the company’s participation in Peña Colorada.

Income tax expense in the first nine months of 2012 was USD233.1 million, or 34% of income before income tax, compared with an income tax expense of USD242.2 million in the first nine months of 2011, or 32% of income before income tax.

Net income attributable to non-controlling interest in the first nine months of 2012 was USD69.1 million, compared to USD104.7 million in the first nine months of 2011, mainly due to a lower result attributable to non-controlling interest in Siderar partially offset by a higher result attributable to non-controlling interest in Ternium México.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2012 was USD778.6 million.  Working capital increased USD80.2 million in the first nine months of 2012 as a result of an aggregate USD77.8 million increase in trade and other receivables and a USD38.4 million increase in inventories, partially offset by an aggregate USD36.1 million increase in accounts payable and other liabilities. Inventories increased in the first nine months of 2012 mainly reflecting higher volumes of raw materials, partially offset by lower volumes and costs of purchased steel.

Capital expenditures in the first nine months of 2012 were USD710.2 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products and the development of mining activities, and, in Argentina, the investment in new equipment and enhancements in the steel shop, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements of the hot strip mill. In addition, the company completed during the period the revamping and expansion of two galvanizing units in Argentina and Guatemala.

In the first nine months of 2012, Ternium had free cash flow of USD68.4 million 8.  In addition, the company acquired an equity stake in Usiminas’ control group for USD2.2 billion. Ternium’s net proceeds from borrowings in the first nine months of 2012 were USD338.4 million, mainly due to a USD700.0 million syndicated term loan obtained to finance Ternium’s acquisition of a stake in Usiminas and net proceeds of short-term debt, partially offset by the scheduled repayments of Ternium México’s outstanding debt.  In addition, net dividends paid to shareholders were USD147.2 million and net dividends paid to minority shareholders were USD15.9 million.  As of September 30, 2012, Ternium’s net debt position was USD1.8 9 billion.

Net cash provided by operating activities in the third quarter 2012 was USD335.9 million.  Working capital decreased USD89.9 million in the third quarter 2012 as a result of an USD101.1 million decrease in inventories and an aggregate USD41.7 million net decrease in trade and other receivables, partially offset by an aggregate USD52.9 million net decrease in accounts payable and other liabilities. Inventories decreased in the third quarter 2012 mainly reflecting lower volumes and prices of purchased steel, partially offset by higher volumes of raw materials. Capital expenditures in the third quarter 2012 were USD303.7 million.  Ternium had free cash flow of USD32.2 million 10 in the period.

8 Free cash flow in the first nine months of 2012 equals net cash provided by operating activities of USD778.6 million less capital expenditures of USD710.2 million.

9 Net debt position at September 30, 2012 equals borrowings of USD2.3 billion less cash and equivalents plus other investments of USD0.5 billion.

10 Free cash flow in the third quarter 2012 equals net cash provided by operating activities of USD335.9 million less capital expenditures of USD303.7 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated income statement

USD million	3Q 2012	3Q 2011	9M 2012	9M 2011
	(Unaudited)		(Unaudited)
Net sales	2,198.0	2,455.2	6,537.1	6,922.3
Cost of sales	(1,751.4)	(1,888.6)	(5,139.4)	(5,292.7)
Gross profit	446.5	566.6	1,397.7	1,629.5
Selling, general and administrative expenses	(197.6)	(215.7)	(612.2)	(638.2)
Other operating income (expenses), net	3.6	(1.8)	7.8	(11.0)
Operating income	252.5	349.1	793.2	980.4

Interest expense	(35.2)	(28.3)	(112.5)	(68.7)
Interest income	3.4	7.2	14.9	33.9
Other financial (expenses) income, net	(2.0)	(291.4)	9.0	(197.3)
Equity in (losses) earnings of non-consolidated companies	(6.3)	1.5	(9.3)	7.5
Income before income tax expense	212.4	38.1	695.3	755.7
Income tax expense	(65.9)	(14.7)	(233.1)	(242.2)
Profit for the period	146.6	23.4	462.2	513.5

Attributable to:
Equity holders of the Company	122.6	6.4	393.0	408.8
Non-controlling interest	23.9	17.0	69.1	104.7
Profit for the period	146.6	23.4	462.2	513.5

Consolidated balance sheet

USD million	September 30, 2012	December 31, 2011
	(Unaudited)
Property, plant and equipment, net	4,309.6	3,969.2
Intangible assets, net	970.7	977.7
Investments in non-consolidated companies	2,054.3	94.9
Other investments	7.1	14.1
Deferred tax assets	13.8	8.1
Receivables, net	87.2	124.2
Trade receivables, net	4.6	7.5
Total non-current assets	7,447.3	5,195.7
Receivables	143.1	91.5
Derivative financial instruments	-	0.1
Inventories, net	2,091.5	2,123.5
Trade receivables, net	813.1	745.9
Sidor financial asset	136.7	136.3
Other investments	162.2	281.7
Cash and cash equivalents	327.6	2,158.0
Total current assets	3,674.2	5,537.0

Non-current assets classified as held for sale	5.0	10.4

Total assets	11,126.5	10,743.1
Capital and reserves attributable to the company's equity holders	5,712.2	5,756.4
Non-controlling interest	1,116.2	1,084.8

Total Equity	6,828.4	6,841.2
Provisions	17.3	15.3
Deferred income tax	691.1	740.6
Other liabilities	236.7	197.0
Trade payables	19.1	21.1
Borrowings	1,229.0	948.5
Total non-current liabilities	2,193.2	1,922.5
Current tax liabilities	214.6	106.6
Other liabilities	123.9	112.9
Trade payables	695.6	682.3
Derivative financial instruments	0.9	29.9
Borrowings	1,069.9	1,047.6
Total current liabilities	2,104.9	1,979.4

Total liabilities	4,298.1	3,901.9

Total equity and liabilities	11,126.5	10,743.1

Consolidated cash flow statement

USD million	3Q 2012	3Q 2011	9M 2012	9M 2011
	(Unaudited)		(Unaudited)

Profit for the period	146.6	23.4	462.2	513.5
Adjustments for:
Depreciation and amortization	87.4	98.5	266.7	302.3
Equity in losses (earnings) of non-consolidated companies	6.3	(1.5)	9.3	(7.5)
Changes in provisions	0.7	0.4	4.7	28.0
Net foreign exchange results and others	30.1	271.4	59.9	151.3
Interest accruals less payments	(18.3)	7.0	(13.1)	18.1
Income tax accruals less payments	(6.7)	(104.2)	69.1	(250.2)
Changes in working capital	89.9	(167.5)	(80.2)	(573.5)

Net cash provided by operating activities	335.9	127.5	778.6	182.2

Capital expenditures	(303.7)	(163.5)	(710.2)	(426.4)
Proceeds from the sale of property, plant & equipment	0.5	0.4	1.5	1.4
Acquisition of business
Purchase consideration	-	-	(2,243.6)	-
Dividends received from non-consolidated companies	-	-	4.7	-
Decrease in Other Investments	14.6	165.4	126.5	193.0
Proceeds from Sidor financial asset	-	63.7	-	133.1

Net cash (used in) provided by investing activities	(288.6)	66.0	(2,821.2)	(98.9)

Dividends paid in cash to company's shareholders	-	-	(147.2)	(147.2)
Dividends paid in cash by subsidiary companies	-	(140.6)	(15.9)	(140.6)
Contributions from non-controlling shareholders in consolidated subsidiaries	12.3	9.8	41.7	39.2
Repurchase of treasury shares	-	-	-	(150.0)
Proceeds from borrowings	140.3	271.7	1,038.2	612.2
Repayments of borrowings	(357.5)	(274.0)	(699.8)	(572.1)

Net cash (used in) provided by financing activities	(205.0)	(133.1)	216.9	(358.5)

(Decrease) Increase in cash and cash equivalents	(157.8)	60.4	(1,825.6)	(275.2)

Shipments
Thousand tons	3Q 2012	3Q 2011	2Q 2012	9M 2012	9M 2011
North America	1,059.7	1,038.4	1,011.8	3,114.0	3,032.6
South & Central America	780.4	887.7	749.9	2,244.3	2,488.5
Europe & other	3.9	6.6	4.0	10.8	26.6
Total flat products	1,844.0	1,932.7	1,765.7	5,369.1	5,547.7
North America	324.6	300.1	319.2	945.3	812.9
South & Central America	96.0	92.6	88.1	285.4	309.0
Europe & other	-	-	0.3	0.3	0.0
Total long products	420.5	392.7	407.6	1,230.9	1,122.0

Total flat and long products	2,264.5	2,325.4	2,173.3	6,600.0	6,669.7

Revenue / ton
USD/ton	3Q 2012	3Q 2011	2Q 2012	9M 2012	9M 2011
North America	942	1,044	992	974	1,041
South & Central America	1,091	1,138	1,087	1,099	1,108
Europe & other	616	646	675	642	744
Total flat products	1,004	1,086	1,032	1,026	1,070
North America	768	808	763	783	793
South & Central America	922	959	932	936	863
Europe & other	-	-	623	623	1,507
Total long products	803	844	800	818	812

Total flat and long products	967	1,045	989	987	1,026

Net Sales
USD million	3Q 2012	3Q 2011	2Q 2012	9M 2012	9M 2011
North America	998.2	1,084.1	1,004.1	3,033.9	3,157.1
South & Central America	851.5	1,010.1	815.5	2,467.3	2,758.3
Europe & other	2.4	4.3	2.7	7.0	19.8
Total flat products	1,852.2	2,098.5	1,822.3	5,508.2	5,935.3
North America	249.2	242.5	243.6	740.0	644.3
South & Central America	88.5	88.7	82.2	267.2	266.7
Europe & other	-	-	0.2	0.2	0.0
Total long products	337.8	331.3	326.0	1,007.4	911.0
Total flat and long products	2,189.9	2,429.8	2,148.3	6,515.6	6,846.3
Other products (1)	8.1	25.4	8.9	21.5	76.0

Total net sales	2,198.0	2,455.2	2,157.2	6,537.1	6,922.3
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.